United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Prime Retail Inc.
(Name of Issuer)

Prime Retail 8.5% Series B Cumulative Participating Convertible
Preferred $.01 Par Value
(Title of Class of Securities)

741570-30-3
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd., suite 200
Beachwood Ohio 44122-5525 (216)595-1047
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

12/26/2000
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes)













	 1	Name of Reporting Person	HOWARD AMSTER

       2	If a member group			a)	 / /
							b)	/X/

       3    SEC Use only

       4	Source of Funds						PF


       5	Check if Disclosure of Legal Proceedings is Required


       6          Citizenship						USA


       Number of Shares		7	Sole Voting			917,025
       Beneficially
	 Owned By Each		8	Shared Voting	   	 60,750
       Reporting Person
	 With				9	Sole Dispositive		917,025

					10 	Shared Dispositive    	 60,750

      11	   Aggregate Amount Beneficially owned	    1,002,245

	12       Check if Aggregate Amount (11) Excludes Certain Shares

	13       Percent of Class Represented by amount in row (11) 12.8031%

	14       Type of Reporting Person					IN


























1	Name of Reporting Person	HOWARD M. AMSTER CHARITABLE
						REMAINDER UNITRUST

2	If a member group			a)	/ /
b) /X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship				USA

Number of Shares		7	Sole Voting
Beneficially
Owned By Each		8	Shared Voting		58,000
Reporting Person
With				9	Sole Dispositive

				10	Shared Dispositive	58,000

11	Aggregate Amount Beneficially owned			58,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)  0.741%

14	Type of Reporting Person






























1	Name of Reporting Person	AMSTER LTD PARTNERSHIP

2	If a member group		a)	 / /
					b)	/X/

3	SEC use only

4	Source of Funds						OO

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting		2,750
Person With
				9	Sole Dispositive

				10	Shared Dispositive	2,750

11	Aggregate Amount Beneficially owned			2,750

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)  .0351 %

14	Type of Reporting Person					PN






























1	Name of Reporting Person		TAMRA F. GOULD

2	If a member group			a)	 / /
						b)	/X/

3	SEC use only

4	Source of Funds						PF

5	Check if Disclosure of Legal Proceedings

6	Citizenship							USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting 		19,760
Person With
				9	Sole Dispositive

				10	Shared Dispositive	19,760

11	Aggregate Amount Beneficially owned			19,760

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)  .2524%

14	Type of Reporting Person					IN





























1	Name of Reporting Person		GOULD TRADING COMPANY

2	If a member group			a)	 / /
						b)	/X/

3	SEC use only

4	Source of Funds						WC

5	Check if Disclosure of Legal Proceedings

6	Citizenship or Place of Organization		USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting		19,760
Person With
				9	Sole Dispositive

				10	Shared Dispositive	19,760

11	Aggregate Amount Beneficially owned			19,760

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	.2524%

14	Type of Reporting Person					CO





























1	Name of Reporting Person	Pleasant Lake Apts Corp

2	If a member group			a)     / /
						b)	/X/

3	SEC use only

4	Source of Funds			WO

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting		170
Person With
				9	Sole Dispositive

				10	Shared Dispositive	170

11	Aggregate Amount Beneficially owned			170

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	.0022 %

14	Type of Reporting Person					CO






























1	Name of Reporting Person		Ramat Securities Ltd

2	If a member group				a)       / /
							b)	  /X/

3     SEC Use only

4	Source of Funds							WC

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization			USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting			82,300
Person With
				9	Sole Dispositive

				10	Shared Dispositive		82,300

11	Aggregate Amount Beneficially owned

12    Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 	1.0513 %

14	Type of Reporting Person					BD



























CUSIP 741570-3-3	Prime Retail 8.5% Series B Cumulative
			Participating Preferred $.01 Par Value


There are no changes to the Schedule 13D, Amendment No. 1,
Amendment No. 2, Amendment 3. except as set forth in this 4th Amendment.

Item 2	Identity and Background

Howard M Amster Charitable Remainder Unitrust has been funded 100% by Howard Amster. Because he has the right to change the trustee of this trust, he can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Mr. Amster receives certain income distributions from the trust during his lifetime, the assets owned by the trust benefits charitable purposes. Mr. Amster disclaims beneficial ownership of the securities owned by this trust. William Costaras acts as sole trustee for the Howard M Amster Charitable Remainder Unitrust. William Costaras disclaims beneficial ownership of the shares owned by such trust and disclaims being a member of the group.

Howard M Amster Charitable Remainder Unitrust
22674 Halburton Road, Beachwood, OH 44122-3971
Charitable Remainder Unitrust
Investments
d)	Neither the trust or trustee of the Howard M Amster Charitable
Remainder Unitrust have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors if any) within the last five years.

e)	Neither the trust or the trustee of the Howard M Amster Charitable
Remainder have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

a)	William Costaras, as trustee for:
	Howard M Amster Charitable Remainder Unitrust

b)	22674 Halburton Road, Beachwood, OH 44122-3971

c)	Present principal occupation-account executive, Ramat Securities Ltd,
	securities firm, 23811 Chagrin Blvd #200, Beachwood, Oh 44122-5525

d)	William Costaras has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	William Costaras has not been a party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of schedule 13D within the last five years.




Howard Amster is an 83% owner of Ramat Securities Ltd. Howard Amster Can be deemed to be a beneficial owner of any securities owned by Ramat Securities Ltd. Mr. Amster does not control the voting or dispositive power of any securities owned by Ramat Securities Ltd.
David Zlatin is a 17% owner of Ramat Securities Ltd. David Zlatin has sole voting and dispositive power of any securities owned by Ramat Securities Ltd. David Zlatin can by reason of his ownership in Ramat Securities Ltd can be deemed beneficial owner of any securities owned by Ramat Securities Ltd.

a)	David Zlatin

b)	23811 Chagrin Blvd #200, Beachwood, OH 44122-5525

c)	Present principal occupation-Principal, Ramat Securities Ltd securities firm-23811 Chagrin Blvd #200, Beachwood, OH 44122-5525

d)	David Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	David Zlatin has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.


Item 3.  	Source and Amount of Funds or Other Consideration

Howard Amster, in his personal and individual retirement accounts purchased additional shares with personal funds without borrowing. The total consideration for the purchase is $ 97,399.10 bringing
Howard Amster's total investment to $ 5,330,995.05.

Howard M Amster Charitable Remainder Unitrust purchased shares with trust assets without borrowing. The total consideration for the purchases of the shares is $ 193,467.40.

Ramat Securities Ltd purchased additional shares with working capital without borrowing. The total consideration of the purchases of this amendment is $ 24,218.75 bringing Ramat Securities Ltd's total investment to $ 452,533.32.

Item 4.	Purpose of Transaction

Howard Amster, Howard M Amster Charitable Remainder Unitrust,
Amster Limited Partnership, Gould Trading Company,
Pleasant Lake Apts Corp and Ramat Securities Ltd acquired shares for purposes of investment. They may be deemed to be a group.

Howard Amster, Howard M Amster Charitable Remaider Unitrust,
Amster Limited Partnership, Gould Trading Company
Pleasant Lake Apts Corp and Ramat Securities Ltd. might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances.


Item 5.  	Interest in Securities of the Issuer

(a(b) The aggregate amount owned by the Reporting Persons is 1,080,005 shares or 13.7965 % of the outstanding shares.

Howard Amster in his personal and individual retirement accounts owns 917,025 shares or 11.7145 % of the outstanding shares.

Howard M Amster Charitable Remainder Unitrust owns
58,000 shares or .741% of the outstanding shares.

Amster Limited Partnership owns 2,750 shares or .0351% of the outstanding shares.

Gould Trading Company owns 19,760 shares or .2524 % of the outstanding shares.

Pleasant Lakes Apts Corp owns 170 shares or .0022 % of the outstanding shares.

Ramat Securities Ltd owns 82,300 shares or
1.0513 % of the outstanding shares. David Zlatin is a 17% owner of Ramat Securities Ltd but disclaims being personally part of the group as described in Item 2.


c) Trades executed on the NYSE as open market transactions.

						Shares			Executing
Identity			Date		Bought	Price	  	Broker
Howard Amster &		12/26/00	22,000	4.4018	Bear Stearns
his Individual
Retirement Accounts

Howard M Amster		12/13/00	45,000	3.00		Bear Stearns
Charitable Remainder	12/26/00	13,000	4.4018	Bear Stearns
Unitrust


Ramat Securities Ltd	11/03/00	10,000	2.1875	Bear Stearns
				11/09/00	   800	2.9296	Bear Stearns












Signature.	After reasonable inquiry and to the best of our knowledge
and belief, we certify that the information set forth in this statement is true, complete and correct.



Date: 1/02/01	Howard Amster


			Howard M Amster Charitable
			Remainder Unitrust


			Amster Limited Partnership


			Tamra F. Gould


			Gould Trading Company


			Pleasant Lake Apts Corp


			Ramat Securities Ltd.